FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For June 17, 2004




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                        17B, Edificio Comercial Rodrigues
                       599 Avenida da Praia Grande, Macau
                    (Address of principal executive offices)

Deswell Industries, Inc. Announces Fourth Quarter and Year-End Results

    MACAU--(BUSINESS WIRE)--June 17, 2004--Deswell Industries, Inc.
(Nasdaq: DSWL)

    --  Deswell also Announces Fourth Quarter Dividend of $0.24 per
        Share

    --  Company Revises Previously Reported "Other Income" for the
        Third Quarter

    Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fourth quarter and year ended March 31, 2004.
    Net sales for the fourth fiscal quarter ended March 31, 2004 increased 7.8% to $21.3 million from $19.7 million in the fourth fiscal quarter ended March 31, 2003. Operating income for the fourth quarter ended March 31, 2004 increased 1.7% to $2.81 million for the most recent quarter, compared to $2.77 million for same period last year. Net income for the fourth quarter of fiscal 2004 was $2.7 million, compared to a net loss of $0.9 million, which was primarily a result of a $3.5 million tax provision in fiscal 2003. Basic earnings per share and diluted earnings per share for the quarter increased to $0.30 and $0.29, respectively (based on 9,148,000 and 9,485,000 weighted average shares outstanding, respectively).
    Net sales for the year ended March 31, 2004 were $97.2 million, an increase of 6.9% compared to net sales of $90.9 million for the year ended March 31, 2003. Operating income increased 12.6% to $16.4 million for the year ended March 31, 2004, compared to $14.5 million for fiscal 2003. Net income was $14.7 million, an increase of 43.7% compared to net income of $10.2 million. Basic earnings per share and diluted earnings per share increased to $1.62 and $1.56, respectively (based on 9,109,000 and 9,440,000 weighted average shares outstanding), compared to $1.18 and $1.16, respectively (based on 8,672,000 and 8,852,000 weighted average shares outstanding), for the year ended March 31, 2003.
    Total gross margin decreased to 29.6% in the fourth quarter from 31.7% in the fourth quarter last year. Gross profit in the plastic segment decreased to 34.3% of net sales compared to 40% last year. This was mainly attributable to an average 20% increase in resin cost coupled with an increase in production of lower margin plastic injection products. The decrease in margins at the plastics division was partially offset by increased gross margins at Deswell's electronic & metallic segment. Gross profit in the electronic & metallic segment increased to 23.4% of net sales for the quarter ended March 31, 2004 compared to 19.8% of net sales last year. This was mainly attributable to focusing the assembly business on higher margin customers and stringent cost controls.
    The Company continues to maintain a strong financial position. The Company's cash and cash equivalents on March 31, 2004 were $30.2 million, as compared to $34.4 million on March 31, 2003. Working capital was $52.9 million as of March 31, 2004, versus $58.2 million as of March 31, 2003. The Company has no long-term or short-term borrowings.
    Mr. Richard Lau, chairman and chief executive officer, commented, "We are pleased to have reported growth in both our plastics and electronic & metallic divisions during the fourth quarter of 5.5% and 11% respectively. Over the past two and a half years, we have invested approximately $25 million in plant construction and infrastructure development to increase our plastics capacity in Dongguan. In August 2004, we will be fully operational with an aggregate of 600,000 additional square-feet of capacity. Over the next two years, we plan on investing $15 million to build an additional 500,000 square-feet of office and manufacturing space and $15 million in new machinery, equipment and upgraded software. The upgraded and expanded capacity provides us with a significant competitive advantage particularly in large-size molding, automobile tooling and advanced injection molding. At our electronic & metallic division, we are particularly pleased with its improved performance. Looking ahead, we are optimistic about near-term growth opportunities at our electronics & metallic division, and also believe that the expanded capacity and improved technology at our plastics division position it for long-term growth."

    Fourth-Quarter Dividends

    Deswell also announced that on June 11, 2004, its board of directors declared a cash dividend of $0.24 per share, bringing cash dividends per share for the year ended March 31, 2004 to $0.96. The dividend will be payable on July 16, 2004 to shareholders of record as of June 25, 2004.

    Revision to Previously Reported Third Quarter

    The Company also announced that it incorrectly reported "other expenses" for the third quarter ended December 30, 2003. Other expenses for the third quarter ended December 30, 2003 were $306,000, not $17,000 as previously reported (see attached table). This increase in other expenses for the third quarter reduces the net income for the three months ended December 31, 2003 from $3,824,000 to $3,535,000, and the basic and diluted earnings per share from $0.42 and $0.40, respectively to $0.39 and $0.37, respectively. The other expenses incurred during the third quarter ended December 31, 2003 were mainly attributed to the loss on disposal of the Hong Kong office premises in December 2003 as a result of the Company's move to Macau. Net income, basic and diluted earnings per share for the nine months ended December 31, 2003 were correctly reported as $12,010,000, or $1.32 and $1.29 per share primary and diluted.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.
    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share data)

                           Quarter ended              Year ended
                              March 31,                March 31,
                          2004        2003        2004          2003
                          ----        ----        ----          ----
                      (Unaudited) (Unaudited) (Unaudited)    (Audited)
Net sales              $  21,257   $  19,725   $  97,195    $  90,905
Cost of sales             14,959      13,479      66,105       61,006
                     -----------   ---------   ---------    ----------
Gross profit               6,298       6,246      31,090       29,899
Selling, general and
 administrative
 expenses                  3,486       3,481      14,718       15,354
                     -----------   ---------   ---------    ----------
Operating income           2,812       2,765      16,372       14,545
Interest expense               -           -         (16)          (6)
Other income, net            382        (217)        910          818
                     -----------   ---------   ---------    ----------
Income before income
 taxes                     3,194       2,548      17,266       15,357
Income taxes (note 5)         78       3,747         589        3,826
                     -----------   ---------   ---------    ----------
Income before
 minority interests        3,116      (1,199)     16,677       11,531
Minority interests           406        (292)      1,957        1,288
                     -----------   ---------   ---------    ----------
Net income             $   2,710    $   (907)  $  14,720    $  10,243
                     ===========   =========   =========    ==========

Basic earnings per
 share                 $    0.30    $  (0.10)  $    1.62    $    1.18
                     ===========   ==========  =========    ==========

Weighted average
 number of shares
 outstanding (in
 thousands)                9,148       8,969       9,109        8,672
                     ===========   =========   =========    ==========


Diluted earnings per
 share                 $    0.29    $  (0.10)  $    1.56    $    1.16
                     ===========   =========   =========    ==========

Diluted weighted
 average number of
 shares outstanding
 (in thousands)            9,485       9,164      9,440         8,852
                     ===========   =========   ========     ==========




DESWELL  INDUSTRIES,  INC.

REVISED THIRD QUARTER CONSOLIDATED  STATEMENT
OF  INCOME  (UNAUDITED)
(U.S. dollars in thousands, except per share data)

                              Quarter ended        Nine months ended
                               December 31,           December 31,
                           ---------------------  --------------------
                               2003      2002        2003      2002
                           ---------------------  --------------------
                            (Revised)
Net sales                  $  24,784  $  25,272   $ 75,938  $  71,180
Cost of sales                 16,383     16,799     51,146     47,527
                           ---------- ----------  --------- ----------
Gross profit                   8,401      8,473     24,792     23,653
Selling, general and
 administrative expenses       3,998      3,890     11,232     11,873
                           ---------- ----------  --------- ----------
Operating income               4,403      4,583     13,560     11,780
Interest expense                  (1)         -        (16)        (6)
Other income, net*              (306)*      206        528      1,035
                           ---------- ----------  --------- ----------
Income before income taxes     4,096      4,789     14,072     12,809
Income taxes                      81        366        511         79
                           ---------- ----------  --------- ----------
Income before minority
 interests                     4,015      4,423     13,561     12,730
Minority interests               480        636      1,551      1,580
                           ---------- ----------  --------- ----------
Net income*                $   3,535* $   3,787   $ 12,010  $  11,150
                           ========== ==========  ========= ==========

Basic earnings per share*  $    0.39* $    0.43   $   1.32  $    1.30
                           ========== ==========  ========= ==========

Weighted average number of
 shares outstanding
 (in thousands)                9,121      8,726      9,097      8,574
                           ========== ==========  ========= ==========


Diluted earnings
per share*                 $    0.37* $    0.43   $   1.29  $    1.28
                           ========== ==========  ========= ==========

Diluted weighted average
 number of shares
 outstanding (in thousands)    9,518      8,850      9,316      8,706
                           ========== ==========  ========= ==========

* revised


DESWELL INDUSTRIES, INC.
CONSOLIDATED  BALANCE  SHEET
( U.S. dollars in thousands)
                                              March 31,     March 31,
                                                 2004         2003
                                          --------------  ------------
ASSETS                                       (Unaudited)    (Audited)

Current assets:
Cash and cash equivalents                    $    30,193   $   34,400
Restricted cash                                      390        2,366
Marketable securities                                  -        4,821
Accounts receivable, net                          18,957       16,727
Inventories                                       16,174       14,784
Prepaid expenses and other current assets          2,952        2,648
Income taxes receivable                              127          323
                                             -----------   -----------
      Total current assets                        68,793       76,069
Property, plant and equipment - net               44,261       29,623
Investment in associates                               2            2
Goodwill                                             478          478
                                             -----------   -----------
            Total assets                     $   113,534   $  106,172
                                             ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable                             $    11,168   $    9,643
Customer deposits and accrued expenses             4,619        4,257
Income taxes payable                                 130        3,946
                                             ------------  -----------
    Total current liabilities                     15,917       17,846
                                             ------------  -----------
Minority interests                                 7,872        6,465
                                             ------------  -----------
Deferred income tax                                   15           15
                                             ------------  -----------

Shareholders' equity
 Common stock
 -  authorized 30,000,000 shares; issued
 and outstanding 9,149,085 shares at
 March 31, 2004 and 9,030,835 shares at
 March 31, 2003                                   29,980       28,247
 Additional paid-in capital                        6,970        6,970
 Retained earnings                                52,780       46,629
                                             ------------  -----------
     Total shareholders' equity                   89,730       81,846
                                             ------------  -----------
      Total liabilities and
       shareholders' equity                  $   113,534   $  106,172
                                             ============  ===========


DESWELL INDUSTRIES, INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
( U.S. dollars in thousands )

                                                       Year ended    Year ended
                                                        March 31,     March 31,
                                                     ---------------------------
                                                          2004           2003
                                                     ---------------------------
                                                      (Unaudited)     (Audited)
                                                      -----------     ---------
Cash flows from operating activities:
Net income                                                $14,720       $10,243
Adjustments to reconcile net income to net cash
  Provided by operating activities:
   Depreciation and amortization                            4,402         4,492
   Loss on disposal of property, plant and equipment          392             6
   Minority interests                                       1,901         1,288
   Changes in current assets and liabilities:
     Accounts receivable                                   (2,230)          161
     Marketable securities                                  4,821        (3,706)
     Inventories                                           (1,390)       (1,559)
     Prepaid expenses and other current assets               (304)          773
     Income taxes receivable                                  196           105
     Accounts payable                                       1,525         2,060
     Customer deposits and accrued expenses                   362        (2,063)
     Income taxes payable                                  (3,816)        3,781
                                                     ---------------------------
Net cash provided by operating activities                  20,579        15,781
                                                     ---------------------------

Cash flows from investing activities
Purchase of property, plant and equipment                 (19,862)       (9,731)
Proceeds from disposal of property, plant and                 430           127
     Equipment
Acquisition of investment in an associate                       -            (2)
                                                     ---------------------------
   Net cash used in investing activities                  (19,432)       (9,606)
                                                     ---------------------------

Cash flows from financing activities
Dividends paid                                             (8,569)       (6,687)
Dividends paid to minority shareholders of
 subsidiaries                                                (582)         (851)
Issue of Common Stock                                       1,733         4,217
Odd share redemption upon stock split                           -            (1)
Decrease in bank loans                                          -          (482)
Decrease in restricted cash                                 1,976           495
Contribution from minority shareholders of
 subsidiaries                                                  88             -
                                                     ---------------------------
   Net cash used in financing activities                   (5,354)       (3,309)
                                                     ---------------------------

Net increase/(decrease) in cash and cash equivalents       (4,207)        2,866
Cash and cash equivalents, at beginning of year            34,400        31,534
                                                     ---------------------------
Cash and cash equivalents, at end of year                  30,193        34,400
                                                     ===========================

Supplementary disclosures of cash flow information:
  Cash paid/(refund) during the year for:
    Interest                                              $    16       $     6
    Income taxes                                            4,210           (60)
                                                     ===========================

Supplementary disclosures of significant non-cash
transactions:
   Issuance of common stock in connection with
     acquisition of additional 20% shareholdings
     of a subsidiary                                      $     -       $ 4,423
                                                     ===========================

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.   Management's Statement
     ----------------------

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2004 and March 31, 2003, the results of operations for the quarters and year ended March 31, 2004 and March 31, 2003, and the cash flows for the year ended March 31, 2004 and March 31, 2003. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on September 15, 2003 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Inventories
     -----------

                                        March 31,       March 31,
                                          2004            2003

Inventories by major categories :
  Raw materials                         $ 7,816         $ 7,432
  Work in progress                        4,465           4,454
  Finished goods                          3,893           2,898
                                        -------         -------
                                        $16,174         $14,784
                                        =======         =======

3.   Earnings Per Share
     ------------------

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

     The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the quarters and years ended March 31, 2004 and 2003 were both from the Company's continuing operations.

4.   Stock Split
     -----------

     On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

     The common stock and additional paid-in capital are presented with regard to the effects of stock split on July 22, 2002 and change in par value on July 8, 2002.

5.   Income taxes
     ------------

     During 2003, the Company was engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company's consolidated income statements for the three months and year ended March 31, 2003 and was paid during the year ended March 31, 3004.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.

Quarter Ended March 31, 2004 Compared to Quarter Ended March 31, 2003
---------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended March 31, 2004 were $21,257,000, an increase of $1,532,000 or 7.8% as compared to the corresponding period in 2003. This net increase was due to the increase in sales within the plastic segment of $637,000 and the increase in sales within the electronic & metallic segment of $895,000. This represented an increase of 5.5% and 11.0% respectively, as compared with net sales from these segments in the corresponding period in the prior year. The increase in net sales in both segments was mainly due to an increase in orders from their existing customers as well as new customers.

Gross Profit - The gross profit for the quarter ended March 31, 2004 was $6,298,000, representing a gross profit margin of 29.6%. This compares with the overall gross profit and gross profit margin of $6,246,000 or 31.7% for the quarter ended March 31, 2003.

Gross profit in the plastic segment decreased by $450,000 to $4,184,000 or 34.3% of net sales, for the quarter ended March 31, 2004 compared to $4,634,000 or 40% of net sales, for fiscal 2003. This was mainly attributed to an average 20% increase in resin cost and the increase in net sales of relatively lower margin plastic injection assembly over the fiscal year 2004, thereby offsetting the increase in net sales for the period.

Gross profit in the electronic & metallic segment increased by $502,000 to $2,114,000 or 23.4% of net sales, for the quarter ended March 31, 2004 compared to $1,612,000 or 19.8% of net sales, for the same period last year This was mainly attributed to focusing on higher margin sales, the reduction of factory overhead, and the increase in net sales over the corresponding prior period.

Selling, general and administrative expenses - SG&A expenses for the quarter ended March 31, 2004 were $3,486,000, amounting to 16.4% of total net sales, as compared to $3,481,000 or 17.6% of total net sales for the quarter ended March 31, 2003. There was a slight increase in selling, general and administrative expenses of $5,000 over the corresponding period.

Operating income - Operating income was $2,812,000 for the quarter ended March 31, 2004, an increase of $47,000 or 1.7% as compared with the corresponding quarter in the prior year.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Taxes - During 2003, the Company was engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While based on consultations with Hong Kong tax experts, Deswell believed that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort,and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company's consolidated income statements for the three months and year ended March 31, 2003 and the payment was made in the year ended March 31, 2004.

Income tax expense for the quarter was $78,000, as compared to $3,747,000 for the quarter ended March 31, 2003. The decrease was primarily the result of the above resolution.

Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $406,000 for the quarter ended March 31, 2004, from a loss of $292,000 for the corresponding quarter in the prior year, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the quarter ended March 31, 2004, compared with corresponding quarter in fiscal 2003.

Net Income - Net income was $2,710,000 for the quarter ended March 31,
2004, an increase of $3,617,000 or 398.8%, as compared to net loss of $907,000 for the quarter ended March 31, 2003, and net income as a percentage of net sales was increased to 12.7% for the quarter ended March 31, 2004. The increase in net income was mainly the result of the decrease in income taxes as described above.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003
---------------------------------------------------------------

Net Sales - The Company's net sales for the year ended March 31, 2004, were $97,195,000, an increase of $6,290,000 or 6.9% as compared to year ended March 31, 2003. The increase in sales was mainly related to the increase in sales of plastic segment of $3,139,000 and the increase in sales of electronic & metallic segment of $3,151,000. This represented an increase of 6.3% and 7.7%, respectively, as compared with the respective net sales from these segments in the prior year.

The increase in net sales in both segments was mainly due to an increase in orders from their existing customers, coupled with orders from new customers during the year.

Gross Profit - The gross profit for the year ended March 31, 2004 was $31,090,000, representing a gross profit margin of 32.0%. This compares with the overall gross profit and gross profit margin of $29,899,000 or 32.9% for the year ended March 31, 2003.

Gross profit in plastic segment decreased by $445,000, to $21,018,000 or 39.6% of net sales, for fiscal year ended March 31, 2004 compared to $21,463,000 or 43% of net sales for fiscal 2003. This was mainly attributed to an average of 20% increase in resin cost and the increase in net sales of relatively lower margin plastic injection assembly over the fiscal year 2004, and therefore offsetting the increase in net sales for the year.

Gross profit in the electronic & metallic segment increased by $1,636,000 to $10,072,000 or 22.8% of net sales, for fiscal year ended March 31, 2004 compared to $8,436,000 or 20.6% of net sales, for fiscal 2003. This was mainly attributable to the result of focusing on higher margin sales, the reduction of factory overhead, and the increase in net sales over the year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2004 were $14,718,000, amounting to 15.1% of total net sales, as compared to $15,354,000 or 16.9% of total net sales for the year ended March 31, 2003.

SG&A expenses in the plastic segment increased by $247,000 or 2.6%, to $9,804,000 or 18.5% of net sales, for the year ended March 31, 2004 compared to $9,557,000 or 19.1% of net sales, for fiscal 2003. SG&A expenses in the electronic & metallic segment decreased by $883,000 or 15.2%, to $4,914,000 or 11.1% of net sales, for the year ended March 31, 2004 compared to $5,797,000 or 14.1% of net sales for fiscal 2003. The decrease was mainly attributed to the reduction in general and administrative expenses in the electronic & metallic segment.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating income - Operating income was $16,372,000 for the year ended
March 31, 2004, an increase of $1,827,000 or 12.6% as compared with the prior year. On a segment basis, the operating income of plastic segment decreased $692,000 to $11,214,000 or 21.1% of net sales, in fiscal 2004 compared to $11,906,000 or 23.9% of net sales in fiscal 2003. The operating income of electronic & metallic segment increased $2,519,000 to $5,158,000 or 11.7% of net sales, in fiscal 2004 compared to $2,639,000 or 6.4% of net sales in fiscal 2003. The increase in operating income is attributable to the increase in gross profit and the decrease in SG&A expenses described above.

Income Taxes - During 2003, the Company was engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company's consolidated income statements for the three months and year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronics & metallic segment. The tax payment was made in the year ended March 31, 2004.

Income tax expense was $589,000 for the year ended March 31, 2004, compared to $3,826,000 for the prior year. The decrease was primarily the result of the above resolution.

Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $1,957,000 for the year ended March 31, 2004, from $1,288,000 for the year ended March 31, 2003, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the fiscal 2004 as compared to fiscal 2003.

Net Income - Net income was $14,720,000 for the year ended March 31, 2004, an increase of $4,477,000 or 43.7%, as compared to the year ended March 31, 2003, and net income as a percentage of net sales increased to 15.1% from 11.3%. The increase in net income for fiscal 2004 was primarily the result of the tax provision of $3.5 million made in fiscal 2003 as a result of the settlement in July 2003 of the tax dispute with the IRD.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Net income for the plastic segment increased by 7.6% to $10,996,000 for fiscal 2004 compared to $10,223,000 for fiscal 2003. The increase in net income of the plastic segment was mainly the result of the decrease in income taxes offsetting the decrease in gross profit described above.

Net income for the electronic & metallic segment increased substantially to $3,724,000 for fiscal 2004 compared to $20,000 for fiscal 2003. The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income taxes, increase in gross profit, decrease in SG&A expenses and the decrease in Deswell's minority interest in Integrated, as described above.

Liquidity and Capital Resources
-------------------------------

During the past five years, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2004, the Company had a working-capital surplus of $52,876,000 and cash and cash equivalent of $30,193,000. This compares with a working-capital surplus of $58,223,000 and cash and cash equivalent of $34,400,000 at March 31, 2003. The decrease in cash and cash equivalent was mainly attributed to net cash generated from its operating activities of $20,579,000 and the exercise of stock options of $1,733,000, offset by the cash dividend distributed of $8,569,000 and the capital investment of $19,862,000 during the year. The increase in capital investment was mainly related to the construction and purchase of machinery for our new plastic-injection manufacturing plant in Dongguan and for the acquisition of the electronic and metal manufacturing factory in July 1003.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no long-term debt or short-term borrowings at March 31, 2004.

As of March 31, 2004, the Company had in place general banking facilities with three financial institutions aggregating approximately $10,118,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2004, the Company had ( i ) unused credit facilities of $10,118,000 ( ii ) cash and cash equivalents of $30,193,000 and ( iii ) restricted cash of $390,000, which has been pledged as collateral for those credit facilities. The restricted cash of $390,000 and leasehold land and buildings of $1,288,000 have been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.

    CONTACT: The Investor Relations Group
             John G. Nesbett
             or Ryan Daniels
             212-825-3210

                                     - end -

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                        For and on behalf of
                                                        Deswell Industries, Inc.




                                                        By: /s/ Richard Lau
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: June 23, 2004